Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 001-35406

The following is a slide presentation from the investor conference call hosted on September 21, 2020, discussing the proposed transaction between Illumina, Inc. (the “Company”) and GRAIL, Inc. (“Grail”).  The presentation was made available on the Company’s Investor Relations website (http://investor.illumina.com) on September 21, 2020.

 Illumina to Acquire GRAILLaunching a New Era in Cancer Detection  September 21, 2020

Additional Information and Where to Find It

In connection with the proposed transaction, Illumina, Inc. (the "Company") intends to file with the SEC a registration statement on Form S-4 that will include a preliminary prospectus with respect to the Company's common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. ("Grail") in connection with the proposed transaction. The Company may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the consent solicitation statement/prospectus or registration statement or any other document which the Company may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company's Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "may," "target," similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company's business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company's common stock and on the Company's operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, Grail's business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company's ability to develop and commercialize, Grail's products; (ix) the risk that disruptions from the proposed transaction will harm the Company's business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company's most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by Grail on September 9, 2020, as amended on September 17, 2020, and (xii) management's response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company's financial condition, results of operations, credit rating or liquidity. The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

2

illumina®

 3      Illumina to Acquire GRAIL | New Era in Cancer Detection      Expands Illumina’s role beyond technology innovator and application enabler, to healthcare diagnostics and testingEnables Illumina to participate more fully in high value clinical market (revenue tied to clinical value, not sequencing output)    Leverages Illumina’s resources and expertise to accelerate GRAIL’s commercialization and utilization    $75B+NGS Oncology TAM    Galleri data promising; on track for LDT launch in 2021

Early Cancer Detection Saves Lives

High

5-year cancer-specific mortality when diagnosed late


79%
Distant
Metastases

Low

5-year cancer-specific mortality when diagnosed early


11%
Localized

71% of cancer-related deaths are in cancers with no recommended screening

Source: SEER Program (www.seer.cancer.gov) "Stat Database: Incidence - SEER 18 Regs Research Data, Nov 2018 Sub. Includes persons aged 50-79 diagnosed 2006-2015 "Early/Localized" includes invasive localized tumors that have not spread beyond organ of origin, "Late/Metastasized" includes invasive cancers that have metastasized beyond the organ of origin to other parts of the body. Noone AM, Howlader N, Krapcho M, et al. (eds). SEER Cancer Statistics Review, 1975-2015, National Cancer Institute, Bethesda, MD, http://seer.cancer.gov/csr/1975_2015/, based on November 2017 SEER data submission, posted to the SEER website April 2018.

4

illumina

       Beating Cancer Starts with Finding It  Expected LDT Launch 2021  5 1 Based on current trial status                        1  Required blood draws  43%  Positive Predictive Value (modeled)  44%  Sensitivity For All Cancers (Stages 1-3)1  50  Cancers Detected  93%  Tissue Of Origin Accuracy  >99%  Specificity                      Galleri Will Transform Cancer Care

 6          Blood Testing Can Detect More Cancers Earlier                    0%  20%  40%  60%    with Galleri    without Galleri  % of Cancers Detected by Stage    ~100,000Cancer-Related Deaths1  Stage I Stage II Stage III Stage IVSources: Modeled based on GRAIL’s recent data from ESMO 2019 and SEER cancer registry1Number of US cancer-related deaths within subsequent 5 years that can be averted each year of testing.  Each year of testing can avert

Galleri Detects More Cancer Types and More Cases

Significantly improves cancers types detected early to minimize unnecessary testing

Cancers Types

5 Cancers
Currently Screened

50 Cancers
Detectable by Galleri

10x

Increase in Cancer Types

Cancer Detection


Cases Detected Adding Galleri
Plus existing screening
Current Cases Detected
With existing screening

~3x

Increase in Cancer Detection

Source: GLOBOCAN Estimates; Clarke et al. Cancer Epidemiology, Biomarkers, & Prevention 2020

illumina®

7

 8        Meets Patient, Physician & Payor Needs  Patients    Physicians  Payors        1 Diagnostic workup cost per cancer diagnosed could be reduced by 65% when combined with single cancer screening              Identifies cancer location to inform next steps  Improves outcomes  Up to 65% reduction in cost1  Screens for 50+ cancers  Identifies more early stage cancers

 9    NGS Oncology Testing Expected to Reach $75B Market by 2035  1Source: Illumina Internal Analysis; Survey Data; Expert Interviews; Secondary Market Research (OECD, Decision Resources Group, GlobalData, IARC, United Nations)            40  10  20  30  50  60  70  2025  2030  2035        Screening  Monitoring  Therapy Selection  2020    16%CAGR      Therapy Selection  ~7 million testsPopulation diagnosed with cancer            Screening    ~150 million testsAsymptomatic population at heightened risk                  0    27%CAGR    75%CAGR  Target Population1      27%CAGR                    Monitoring      ~20 million testsPopulation monitored for therapeutic response or disease recurrence

 10              Initial Addressable Market1  Galleri Launch Addresses Large Initial US Market      USScreening Market        Integrated Health Systems        Self-insured Employers        Concierge Medicine  Accessible prior to reimbursement  1US Census for men and women ages 50-79    Aligned incentives for early adoption    Compelling value proposition

Key Milestones for GRAIL

		2021-2022	2023 and Beyond
Galleri	Multi-cancer early detection in asymptomatic people	• Launch LDT • CCGA3 clinical results • PATHFINDER results • Complete SUMMIT enrollment	• Submission of PMA • FDA approval
DAC *Diagnostic Aid for Cancer*	Speed time to diagnosis when cancer is suspected	• Launch in 2H21 (patients indicated for a cancer workup) • Begin a clinical study for expanded indications in 1H21	• Expanded DAC uptake (patients with non-specific symptoms)
MRD *Minimal Residual Disease*	Detect cancer after diagnosis and treatment	• Validate program with partners • 1H21 report on initial studies	• Develop additional recurrence monitoring and therapy response test

11

illumina

 12    Combination Accelerates GRAIL’s Path to Adoption    GRAIL  2016-2020  GRAIL + Illumina  2021 on                                    Singular focus on detecting cancer early  >230 granted patents, >170 pending  Preeminent team of data and computer scientists  145K+ clinical trial participants  Leverage scale for global commercialization and adoption  Multi-cancer LDT in 2021 based on current trial status  Accelerate path to IVD  Leading machine learning capabilities for oncology and beyond

Leveraging Illumina's Strengths to Scale More Quickly

Building on Global Commercial, Clinical, and Operational Capabilities



Illumina Today

Platform Technology Enabler

Clinical & Research Lab Service

Proven Clinical Capabilities; Emerging Clinical Applications

Revenue Reflects Sequencing Output[1]




Galleri
Multi-cancer early detection test report
Results
Cancer Signal Detected
d & Neck



Illumina + GRAIL Tomorrow

Platform Technology Enabler

Clinical Lab Service and IVD Portfolio

Continue to Enable Innovation and New Clinical Applications

Revenue Shifts to Reflect Clinical Value

[1]Some revenue reflects clinical value from end-to-end solutions e.g. VeriSeq NIPT.

13

illumina®

 14      Illumina Will Continue to Enable, Partner & Supply Customers      GRAIL will operate as a separate division                Existing Illumina business will operate separately      Continued access to innovation        Support and enable the work of our clinical customers

 15        Illumina to Acquire GRAIL  +          Upfront cash and stock transaction valued at $8.0BGRAIL shareholders will also receive a tiered single digit % of certain product sales over 12 years      Expands Illumina’s TAM by $60B+; expands role in clinical marketContributes to revenue growth from 2021      Expected to close in second half 2021, subject to customary closing conditions and regulatory approvals

Pro Forma Financial Outlook

Transaction Overview

Deal Structure

$8B Total Equity Value

$4.0B	**PAID IN SHARES** *Subject to collar*[1]	
$3.1B	**PAID IN CASH** *Balance Sheet Cash + Debt or Equity of up to $1.0B*	
$0.9B	**CURRENT EQUITY STAKE**	

Future Payments

12
Years subject to payments

2.5%
Share for first $1B of annual revenue

9.0%
Share of annual revenue >$1B

Expected Ownership[1]



7%
GRAIL Shareholders
Illumina + GRAIL
Illustrative only
93%
Illumina Shareholders

illumina

[1]Includes a 15% symmetrical collar. Expected ownership is illustrative at the mid-point.
Note: The number of shares issued will be based on the 20-trading day volume weighted average price of Illumina common stock 10 days prior to close.

16

17      From Moonshot Mission to Imminent Commercialization          2016-2020    employees          GRAIL at Inception      GRAIL Today            invested

 18        Acquiring GRAIL Brings Us Closer Towards Our Mission    1998  2006  2013  2020  Microarrays  Sequencing  NIPT, Genetic Disease, and Oncology Therapy Selection  Early CancerDetection

 19          Launching a New Era in Cancer Detection, Together  +

 © 2020 Illumina, Inc. All rights reserved.  Questions

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a preliminary prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of Grail in connection with the proposed transaction.  The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or registration statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, Grail’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, Grail’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by Grail on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.